Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Year Ended December 31,
	2006		2005	2004	2003	2002
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$1,172		882	563	498	502
One-Third of Rents, Net of Income from Subleases	22		19	15	14	11
Preferred Stock Dividends	1		1	1	1	1

Total Fixed Charges	$1,195		902	579	513	514

Earnings:
Income from Continuing Operations Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,627		2,208	2,237	2,438	2,299
Fixed Charges - Excluding Preferred Stock Dividends	1,194		901	578	512	513

Total Earnings	$2,821		3,109	2,815	2,950	2,812

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	2.36	x	3.45	4.86	5.75	5.47

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$3,082		2,030	1,102	1,086	1,430
One-Third of Rents, Net of Income from Subleases	22		19	15	14	11
Preferred Stock Dividends	1		1	1	1	1

Total Fixed Charges	$3,105		2,050	1,118	1,101	1,442

Earnings:
Income from Continuing Operations Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,627		2,208	2,237	2,438	2,299
Fixed Charges - Excluding Preferred Stock Dividends	3,104		2,049	1,117	1,100	1,441

Total Earnings	$4,731		4,257	3,354	3,538	3,740

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	1.52	x	2.08	3.00	3.21	2.59